

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2015

<u>Via E-mail</u>
Shimon Citron
Chief Executive Officer
EZTrader, Inc.
6 Yehezkel Koifman Street,
Tel-Aviv, Israel 68012

> **Re: EZTD Inc. (f/k/a EZTrader, Inc.)**
> **Registration Statement on Form 10-12(g)**
> **Filed July 2, 2015**
> **File No. 000-51255**

Dear Mr. Citron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. As such, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. If our comments are not addressed within this 60-day time period you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments. If you do not withdraw this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

2.   We have referred your response to comment 1 in our letter dated December 4, 2014 to the Division of Trading & Markets, which may have further comments.

3.   We note the statement that you "do not offer [y]our services to customers from the
        United States." However, it appears that U.S. persons have full access to your website
        other than for purposes of opening an account. The concept of "offer" under the U.S.
        federal securities laws is broad and it does not appear that your website restricts access to
        U.S. persons, except when trying to access the "Open an Account" page of the website.
        Please provide us with a description of the controls you have implemented to ensure that
        you do not offer your products to U.S. persons and the type(s) of information on your
        website that U.S. persons are permitted to view.

4.   On page 4 you state that you offer customers, "mainly from European markets," the
        ability to trade on options through your websites. You note that 92% of your revenues
        are derived from the European market. On page 9 you state that approximately the same
        amount of revenues were derived from customers based in the European Economic Area
        and that your remaining revenues were derived "mainly from Singapore, Austria, Russia,
        and South Africa." Your disclosure on page 1 indicates that you are currently authorized
        to provide your services in all EU member states where the Cyprus Securities and
        Exchange Commission has informed each country competent authority. It is unclear if
        you are authorized to provide services outside of the European market. Please disclose
        what, if any, registration or license is required to provide services in Singapore, Russia,
        and South Africa and whether you hold any requisite registration and/or license.

Item 1. Business

Overview, page 1

5.   Please disclose where GKFX Financial Services Limited operates. Please also identify
        what authority issued the Type I Financial Instruments Business Registration and provide
        additional background to explain the nature of this registration. Please file the share
        purchase agreement as a material contract or advise.

Our Current Business

Binary Options – featured by online providers, page 2

6.   We have considered your revisions in response to comments 2 and 3 in our letter dated
        December 4, 2014. Please revise to better explain what the "exact payout ratio"
        represents. It may be helpful to include an example of the type of information presented
        to customers on your Trading Platform. Please also describe with greater specificity how
        the company assesses the risk of the underlying assets made available for trading and
        whether such assessments are disclosed to customers.

7.   Please clarify whether you issue a bonus to all customers when a customer makes a
        deposit or whether you selectively offer bonuses.   To the extent you selectively offer
        bonuses, please describe the circumstances you take into account in determining what

customers will receive a bonus. Please also expand to describe how you determine the amount of the bonus added to the customer's actual deposit. Describe the process through which the customer elects to receive or decline the bonus amount and clarify whether all withdrawals are prohibited once a bonus has been added to the account. Please also describe how customers are informed about all aspects of the bonus at the time of the election.

8.   Please provide an illustrative example of how the bonus works in practice. For example, it appears that if the requisite volume is not met you would: 1) retain all customer profits, including profits associated with customer deposits as well as profits associated with the bonus; and 2) pass along all customer losses incurred.

9.   Please expand to describe your experience with respect to your practice of issuing bonuses. For example, discuss whether customers generally meet the required volume of trades necessary to retain the bonus.

Trading Platform, page 7

10.   You state that developing the necessary proprietary technology presents high barriers to entry for new entrants into the market due to the time-consuming and capital-intensive software development initially required. Please balance this disclosure to the extent the necessary technology is available by lease or other similar means.

Customer base, page 8

11.   Please explain how competitive dealing options differ from binary options, which may both be linked to indices, equities, commodities and currency.

Government Regulation

U.S. Regulation of Online Binary Options, page 10

12.   Please revise the first paragraph in this section, and throughout the Form 10 where applicable, to reflect the findings in SEC v. Banc de Binary, Ltd., including the holding that binary options are "securities" subject to regulation by the SEC. Please also explain the extent to which any offer and sale in the United States must be either registered or exempt.

13.   We also note your disclosures in this section and elsewhere in the registration statement that you block U.S. persons from using your Trading Platform. Please expand your disclosure in this section to describe whether U.S. customers have previously had access to your platform, and, if so, revise here and in the risk factors to discuss any potential liability, to the extent material. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Shimon Citron
EZTD Inc.
July 29, 2015
Page 4

<u>Non-U.S. Regulation of Online Binary Options, page 11</u>

14.   We understand that the CYSEC fined CIF for violating Article 26(5) of the Investment
        Services and Activities and Regulated Markets Law of 2007 because CIF continued to
        provide investment services through its websites when its authorization was suspended.
        Please revise to describe the CYSEC's action on March 2, 2015. Please also discuss any
        resulting risks.

<u>Item 1A. Risk Factors</u>

<u>Risk Related to our Common Stock</u>

<u>Our officers, directors and affiliated shareholders beneficially own 41.7% …, page 23</u>

15.   Please reconcile or clarify the percentage of stock owned by your officers, directors and
        affiliated shareholders. For example, you disclose that the officers, directors and affiliated
        shareholders beneficially owned 41.7% and 35% within the risk factor.

<u>Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 43</u>

16.   Please revise the second sentence in the second paragraph to clarify the extent to which
        prices reported in the table are derived from trading on the pink sheets. In this regard,
        disclosure in the prior paragraph indicates that your stock was no longer quoted on the
        OTCQB as of August 2013.

<u>Item 15. Financial Statements and Exhibits</u>

<u>Interim Condensed Consolidated Financial Statements as of March 31, 2015, page F-1</u>

17.   Please include a statement of stockholders' equity for the three months ended March 31,
        2015 and 2014.

<u>Consolidated Balance Sheets, page F-3</u>

18.   We note the prepayment on account of shares of $1.1 million as of March 31, 2015.
        Please reconcile this amount to the prepayment on account of shares of $733.4 thousand
        disclosed in your consolidated statement of cash flow for the three months ended March
        31, 2015. Additionally, please also explain to us and revise your disclosure to describe
        the details of the transaction.

Notes to Consolidated Financial Statements

Note 3 – Fair Value Measurements, page F-12

19.   We note that the financial liability is categorized within level 3 of the fair value hierarchy. Please revise your disclosure to describe the financial liability and include all required disclosures for level 3 fair value measurements. Refer to ASC 820-10-50.

Note 5: Share Capital, page F-15

20.   We note that you recorded a financing expense of $1.3 million for the issuance of 15.1 million warrants at an exercise price of $0.19078 per share. Please tell us and revise your disclosure to describe the significant provisions of the warrants issued, how you determined its fair value and the reason the warrants were expensed at issuance. Please cite the applicable guidance in your response.

Consolidated Financial Statements as of December 31, 2014

Notes to Consolidated Financial Statements

Note 1 – General, page F-11

21.   We note that an injection of $1 million was required in order to meet client obligations in response to the suspension from the Cyprus Securities and Exchange Commission. Please tell us and revise your disclosure to describe the source of financing used for this injection.

Note 7 – Obligation to Customers, page F-21

22.   Please tell us the amount of customer bonuses recorded during the periods presented and where you record bonus charges in your consolidated statements of operations. Please cite the applicable guidance in your response.

Note 8 – Accounts Payable, page F-21

23.   Please explain to us the type of account payable balances included in affiliates for each of the periods presented. In your explanation please tell us if the payables are considered related party balances.

Note 11 – Commitments and Contingent Liabilities, page F-23

24.   We note that total rent and related expenses for the years ended December 31, 2014 and 2013 were $176,583 and $133,290, respectively. Please explain to us the reason for the

Shimon Citron
EZTD Inc.
July 29, 2015
Page 6

increase in future minimum commitments under non-cancelable operating leases to $466,230 and $468,096 for 2015 and 2016, respectively.

Note 15 – Related Parties, page F-31

25.   We note your disclosure of transaction amounts and balances with related parties for the respective periods. Please revise the notes to the financial statements to disclose the nature and significant terms of all related party transactions as required by ASC 850-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel

cc: Oded Har-Even, Esq.
        Howard E. Berkenblit, Esq.
        Zysman, Aharoni, Gayer and Sullivan & Worcester LLP